A.G. EDWARDS & SONS, INC.
One North Jefferson
St. Louis, MO 63103

September 22, 2006
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
Re:	EV Energy Partners, L.P. Common Units Representing Limited Partner Interests Form S-1 Registration Statement (No. 333-134139)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Underwriters of the above issue, hereby join in the request of EV Energy Partners, L.P. that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective by 1:00 p.m. (Washington, D.C. time) on September 26, 2006 or as soon thereafter as is practicable.
In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned have effected the following distribution from September 15, 2006 through the date hereof:
          Preliminary Prospectus dated September 15, 2006
          15,144 copies to prospective underwriters, institutional investors, dealers and others.
The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Yours truly,

A.G. EDWARDS & SONS, INC.
RAYMOND JAMES & ASSOCIATES, INC.
WACHOVIA CAPITAL MARKETS, LLC
OPPENHEIMER & CO. INC.

By:	A.G. EDWARDS & SONS, INC.

By:	/s/ T. FRANK MURPHY

Name: T. Frank Murphy
Title: Managing Director